As filed with the Securities and Exchange Commission on September 8, 2000
                                                      Registration No. 333-_____
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              ___________________

                                   FORM S-8
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                              ___________________

                                CACHEFLOW INC.
            (Exact name of registrant as specified in its charter)

           Delaware                              7373                   91-1715963
   (State or other jurisdiction     (Primary Standard Industrial      (IRS Employer
of incorporation or organization)    Classification Code Number)   Identification No.)

                              650 Almanor Avenue
                          Sunnyvale, California 94086
              (Address of principal executive offices) (Zip Code)
                              ___________________

                                CACHEFLOW INC.
              SpringBank Networks, Inc. 2000 Stock Incentive Plan
             Shares Acquired Under Written Compensatory Agreements
                           (Full title of the Plans)
                              ___________________

                              Michael A. Johnson
                            Chief Financial Officer
                                CACHEFLOW INC.
                              650 Almanor Avenue
                          Sunnyvale, California 94086
                    (Name and address of agent for service)
                                (408) 220-2200
         (Telephone number, including area code, of agent for service)
                              ___________________

                        CALCULATION OF REGISTRATION FEE
================================================================================

                     Title of Securities                 Amount         Proposed Maximum         Proposed Maximum        Amount of
                            to be                        to be           Offering Price         Aggregate Offering     Registration
                         Registered                    Registered (1)     per Share (2)             Price (2)               Fee
                         ----------                    ----------         ---------                 -----                   ---
SpringBank Networks, Inc. 2000 Stock Incentive Plan
----------------------------------------------------
         Options to purchase Common Stock                  77,000            N/A                         N/A                 N/A
         Common Stock (par value $.0001)                   77,000           $104.9375              $  8,080,187.50       $ 2,133.17

Shares Acquired under Written Compensatory Agreements
------------------------------------------------------
         Common Stock (par value $.0001)                1,580,429           $104.9375              $165,846,268.20       $43,783.42

(1) This Registration Statement shall also cover any additional shares of Common Stock which become issuable under the SpringBank Networks, Inc. 2000 Stock Incentive Plan and Written Compensatory Agreements (including the shares already acquired under these agreements) by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock of CacheFlow Inc.

(2) Calculated solely for purposes of this offering under Rule 457(h) of the Securities Act of 1933, as amended, on the basis of the average of the high and low price per share of Common Stock of CacheFlow Inc. on August 31, 2000.

REOFFER PROSPECTUS

                             Shares of Common Stock
                                 Cacheflow Inc.

     This Reoffer Prospectus relates to 1,580,429 shares of the common stock, par value $0.001 (the "Common Stock"), of Cacheflow Inc. (the "Company"), which may be offered from time to time by certain shareholders (the "Registered Stockholders"). It is anticipated that the Registered Stockholders will offer shares for sale at prevailing prices on the Nasdaq National Market System on the date of sale. The Company will receive no part of the proceeds of sale made hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Registered Stockholders will be borne by such Registered Stockholders.

     The Common Stock is traded on the Nasdaq National Market System.

     The Registered Stockholders and any broker executing selling orders on behalf of the Registered Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), in which event commissions received by such broker may be deemed to be underwriting commissions under the 1933 Act.

         THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE
          CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR
                              ENTIRE INVESTMENT.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person is authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Registered Stockholder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

               The date of this Prospectus is September 7, 2000.

                                 CACHEFLOW INC.

         FORM S-8 CROSS REFERENCE SHEET SHOWING LOCATION OF INFORMATION
                         REQUIRED BY PART I OF FORM S-3

Form S-3 Item Number                                                   Location/Heading in Prospectus
--------------------                                                   ------------------------------

1.       Forepart of Registration Statement and Outside Front          Cover page
         Cover page of Prospectus

2.       Inside Front and Outside Back Cover Page of Prospectus        Available Information; Incorporation of Certain
                                                                       Information by Reference

3.       Summary Information, Risk Factors and Ratio of                Risk Factors
         Earnings to Fixed Charges

4.       Use of Proceeds                                               Use of Proceeds

5.       Determination of Offering Price                               Not applicable

6.       Dilution                                                      Not applicable

7.       Selling Security Holder                                       Selling Security Holder

8.       Plan of Distribution                                          Plan of Distribution

9.       Description of Securities to be Registered                    Not Applicable

10.      Interests of Named Experts and Counsel                        Not Applicable

11.      Material Changes                                              Not Applicable

12.      Incorporation of Certain Information                          Documents Incorporated by Reference

13.      Disclosure of Commission Position on                          Indemnification
         Indemnification for Securities Act Liabilities

                             AVAILABLE INFORMATION

     The Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") upon the first date on which its Common Stock is registered under Section 12(g) of the 1934 Act and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 219 South Dearborn Street, Chicago, IL 60604; 26 Federal Plaza, New York, NY 10007; and 5757 Wilshire Boulevard, Los Angeles, CA 90036, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market System. Reports, proxy statements, informational statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company intends to furnish its stockholders with annual reports containing additional financial statements and a report thereon by independent certified public accountants.

     A copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) of which this Reoffer Prospectus forms a part but which is not delivered with this Reoffer Prospectus will be provided by the Company without charge to any person (including any beneficial owner) to whom this Reoffer Prospectus has been delivered upon the oral or written request of such person. Such request should be directed to Michael A. Johnson, Cacheflow Inc., 650 Almanor Avenue, Sunnyvale, California 94086. The Company's telephone number at that location is (408) 220-2200.

                               TABLE OF CONTENTS

                                                          PAGE
                  THE COMPANY..........................     2
                  RISK FACTORS.........................    11
                  REGISTERED STOCKHOLDER...............    21
                  PLAN OF DISTRIBUTION.................    21
                  USE OF PROCEEDS......................    22
                  DOCUMENTS INCORPORATED BY REFERENCE..    22
                  INDEMNIFICATION......................    22

                                  THE COMPANY

                                    PART I.
Overview

     CacheFlow Inc., a Delaware corporation also referred to in this report as "we" or the "Company", was formed on March 13, 1996. We design, develop and market Internet caching appliances that are purpose-built to accelerate and optimize the flow of information over the Internet. Our products are deployed by our customers throughout their network infrastructures to improve the performance of their networks and reduce network costs, while enhancing network security. Customers for our products include large and small Internet service providers, or ISPs, and corporate enterprises. These companies purchase our products in order to improve the performance of their networks and to accelerate and optimize the delivery of content to the end-user over the Internet.

Industry Background

     The Internet is dramatically changing the way businesses and individuals communicate and conduct commerce. As a result, the increasing volume of Internet traffic is much more than just web surfing; it's big business. The Gartner Group projects that business-to-business e-commerce revenues will reach $3.9 trillion by 2003. With this rising volume of traffic, Internet and Intranet infrastructures are quickly reaching capacity. Slow response times and site outages due to heavy demand are common outcomes of these overburdened network infrastructures. For organizations that rely on the web for commerce and/or operational purposes, these problems can be expected to have a direct, adverse impact on both the top and bottom lines. For example, Zona Research has published a study that demonstrates how online customers abandon a site after more than an 8-second delay. Many of these customers may simply visit a competitor's site to complete their purchase, potentially never returning to the "troubled" site. In the past, sites that wanted to avoid these issues had little choice but to invest in more infrastructure--more servers, more network equipment, more staff and more data center space.

     Now, through the emergence of caching technology, these sites can effectively address the problems of performance, scaling and management. Caching optimizes how content is delivered, either moving it closer to the requesting users or accelerating it outward from the web site. There are two primary types of caching solutions: software-based and appliance. Software-based approaches consist of a caching software application running on a general-purpose operating system like Solaris, Linux or Windows 2000. While these systems offer flexibility, they suffer from complex administration and potential security breaches of the well-known operating system. Appliances are self-contained solutions which are expressly built for caching. Due to this singular design, they are fast, simple, reliable and secure.

   Much as network routing has evolved from a general-purpose to a purpose-built solution, so is caching. The advantages of a specialized appliance are clear. When a device is designed to perform a dedicated task, it will perform that task more effectively than a multi-function alternative. The results of an appliance approach to caching are significant: reduced web response times, simpler administration and management, lower network and data center costs, higher reliability, robust data security and always-accurate content. Driven by these benefits, the caching appliance market is projected to expand from $440 million in 2000 to $2.1 billion by 2003 (source: GartnerGroup/Dataquest).

The CacheFlow Solution

   CacheFlow designs, develops, markets, and sells Internet acceleration and content management solutions which include specialized devices that are purpose-built to accelerate and optimize the flow of information over the Internet. Our products improve response time for Internet users and provide network administrators and managers a high degree of control over the access, flow and delivery of Internet content. Our products also reduce the number of redundant requests for information that must be processed and delivered, thus reducing the load on the Internet and corporate networks. The principal benefits of our Internet caching appliances include:

     High Performance. Our purpose-built appliances were designed from inception for high-performance Internet caching. Our appliances provide high data throughput and reduce latency, or the time between initiating a request for data and the completion of the actual data transfer. Even content that is not stored in our caching appliances is accelerated when the request for that content goes through a CacheFlow appliance, since our appliances simultaneously retrieve numerous objects from the origin server. In many cases, our appliances double the speed of content delivery.

     Ease of Installation and Management. Our products are designed for easy installation and maintenance, reducing the cost and time required for implementation and use. Network managers at ISPs and enterprises generally install our appliances in the same racks that hold their servers and other network equipment. In many cases, our Internet caching appliances can be installed in under thirty minutes. All of or products provide customers with a range of management features, functions, user interfaces and modes of operation. In addition, the software and operating systems of our appliances are designed to efficiently interact with our customers' existing networking equipment.

     Attractive Return on Investment. By allowing content to be served from a cache located closer to the user, instead of the origin server on the Internet, enterprises and ISPs employing our Internet caching appliances require less network capacity and can reduce data transmission costs. Our customers better utilize the capacity of their existing network since redundant traffic is removed from the network and served from the cache. The need for enterprises engaged in e-commerce to purchase additional servers can be reduced since our Internet caching appliances eliminate a significant amount of traffic that could otherwise overload their existing servers, requiring incremental server capacity. Our products also help to improve the productivity of Internet users by reducing web response time. Faster downloading of web content increases productivity and end-user satisfaction.

     Security. Our appliances run on a proprietary and purpose-built operating system. CacheOS is designed to be less vulnerable to unauthorized entry than caches based on more commonly understood, general-purpose operating systems, such as Windows NT, UNIX or NetWare. Because it was designed specifically for caching, CacheOS consists of far fewer lines of code than general-purpose operating systems, creating fewer potential bugs and fewer potential ways to break into the operating system. In addition, CacheOS employs authentication and filtering capabilities that prohibit unauthorized users from accessing or penetrating through the cache.

     Broad Product Suite. Enterprises and ISPs have varying capacity, reliability and data throughput needs, depending on the size and nature of their operations. We offer a wide range of products to meet different price, performance and reliability requirements, and provide an upgrade path to our customers as they expand their networks. Our products can be deployed in a variety of environments, ranging from small or remote network locations to large ISPs or enterprise headquarters.

     Delivery of Fresh Web Content. Moving content closer to the user increases network efficiency, but creates the risk that the content delivered is not up-to-date, or fresh. Internet caching appliances store content, but do not originate or own that content, so in order to provide fresh content, caches must monitor the source of content for changes. Unlike traditional caches that have no mechanisms to monitor and ensure freshness, our Internet caching appliances actively check the origin servers and update content through efficient and sophisticated algorithms that monitor user activity and the frequency with which source content is changed without requiring additional capacity or adversely affecting response time. These algorithms are managed through a control mechanism that allows the network administrator to easily set the level of freshness delivered by the cache. The algorithms are self-adapting based on the administrative settings.

     Ability to Manage the Flow of Content. Our Internet caching appliances are installed at points in the Internet infrastructure where all of the content being requested by a user can flow through our appliances. Our appliances are able to take advantage of their placement at this network juncture to provide a range of additional value-added services, including user authentication, content filtering, user tracking and control of cached content.

Customers and Applications

   Customers have purchased and used our products for a variety of different applications. ISPs typically use our products to help generate new sources of revenue from content providers and/or content consumers (e.g. broadband services, web hosting, content distribution, etc.), or to reduce their operating costs by improving their use of network capacity or facilities. Enterprises typically use our products for handling e-commerce related traffic and as a replacement for proxy servers. Backlog for products ordered but not yet shipped was $14.1 million, none and none for the three years ended April 30, 2000, 1999 and 1998.

   The following are our principal target markets:

   Service Providers

     Competition in the service provider market is intense. As a result service providers are consistently looking for competitive advantage. Competitive advantage typically comes in one of two forms, additional value added services which become incremental sources of revenue, or reduced operating costs which contribute to improved profitability. Our products can help service providers at both.

     Bandwidth gain reduces service provider operating costs. Our caching appliances store and serve the most frequently requested Internet content closer to the users requesting that content. By deploying our products throughout their network, service providers can increase the quantity of customers they can service without adding to the traffic levels on their backbone, or adding to the network capacity that they purchase from other service providers. This "bandwidth gain," allows them to improve quality of service for existing customers and provide the infrastructure to scale for new customer additions, all while preserving valuable network capacity and in turn controlling operating costs.

     Improved performance attracts more revenues from end user customers. This is most apparent amongst the new broadband service providers. Broadband ISPs, using DSL or cable infrastructure to offer high-speed Internet access, enable the delivery of a wide range of new content and the ability to make the Internet a truly interactive medium. However, while these solutions offer faster access speeds from the user to their ISP, they do not shorten the physical distance between user and web content or reduce network traffic congestion on the Internet itself. For example, it does not help to build a twelve-lane on-ramp to a highway if the highway itself has only two lanes and it is congested. Despite the ability to move content more quickly, broadband networks still frequently suffer diminished performance when content must be transmitted many times over the same network path or when many users request the same content from the origin server simultaneously. These problems are particularly acute when the content being transmitted includes large files, which is the nature of broadband content such as video. Therefore, faster access speeds do not necessarily result in significantly faster response times when a user is accessing web content that originated across the Internet. Consumers, therefore, may not enjoy the full benefit that they expect from broadband. Our appliances can enhance the capabilities of a broadband network, helping broadband ISPs compete to attract and retain customers. Our products help broadband providers deliver better performance to their customers. This gives broadband providers that use our products a competitive advantage over their competitors that do not use our products.

     Value added services attracts more revenues from content provider customers. Content hosting service providers are seeking to capitalize on the growth of e-commerce. These companies manage the e-commerce infrastructure and networks for third party content providers, allowing them to focus on content and customers rather than network management. Content hosting providers are using caching to accelerate the performance of their hosted customers' e-commerce sites. To generate performance improvements, service providers deploy caches in various geographically dispersed data center locations and distribute site content to these caches. When an online user accesses a Web site, they are actually directed to the cache in close proximity to their location. Since content does not have to travel through as many network points to reach its destination, users see faster response times, resulting in a more productive web experience.

  Enterprise Proxy Server Replacement

     The amount of data traffic over many enterprise networks has increased significantly. For many enterprises, exchanging and accessing information over their intranets and from the Internet is a strategically important tool in increasing productivity. With this dependence on remote sources of information, enterprises face a number of risks, including end user access of inappropriate content, unauthorized outside entities gaining access to their networks, unpredictable network traffic volumes, and new traffic types that, if not controlled, could have adverse effects on network capacity and performance. Proxy servers are devices that allow the network administrator to implement corporate policies to control the flow of information in and out of the network. However, the growth in data traffic in large enterprises has outpaced the growth in proxy server capacity, forcing many network administrators to choose between accommodating growth and maintaining control. The growth in Internet usage has created a number of difficulties with the performance, management and reliability of existing proxy server solutions. Our appliances are designed to replace proxy servers in enterprise networks, enabling Web-dependent organizations to improve the performance of their networks.

  E-commerce

     Many organizations have come to rely on their web sites as a means of attracting new customers and generating additional revenue. Increased business use of the Internet, coupled with the widespread adoption of e-commerce by consumers, has resulted in large amounts of traffic flowing to e-commerce sites. Many organizations' current network infrastructures are incapable of handling this increase in traffic, resulting in overburdened firewalls, which are network security systems, and e-commerce servers, which are used to process commercial transactions over the Internet, resulting in fewer transactions per day for the e-commerce site.
  Furthermore, slower response times and poor quality of service can lead consumers to become dissatisfied with the e-commerce experience and either stop making web purchases or go to a competitor's web site where performance is better, which can result in a loss of potential revenues. Deploying caches as part of an e-commerce infrastructure solution can improve capacity, throughput and response times, while helping to reduce costs. By storing and delivering frequently requested content from caches deployed at the network boundary, congested e-commerce sites can decrease the traffic load from Web servers and firewalls. This can result in a network that can serve more Web pages faster, improving the end-user experience and enabling the infrastructure to support more transactions.

Products

   All of our products are designed as integrated appliances, which are specialized hardware platforms coupled tightly with our CacheOS operating system. We have specialized our products around several attributes including type of content (traditional web or streaming), type of customer (service provider, enterprise, or ecommerce), and type of deployment (content provider or content consumer). These specializations allow us to meet the different price, performance, capacity, feature set, and reliability requirements of both our customers and our potential customers in each of our target market segments.

   Current Products include:

     100 Series--The CacheFlow 110 Internet caching appliance, the sole model within the 100 Series, is designed for use by small ISPs and corporate branch or remote offices. The CacheFlow 110 is designed to support Internet traffic loads of up to 1.5 million bits per second or the equivalent speed of a T-1 connection.

     500 Series--The CacheFlow 500 Series includes our 515, 525 and 545 Internet caching appliances, which are specifically designed to support ISPs and enterprises with Internet connections up to 15 million bits per second. The CacheFlow 500 Series is typically deployed in front of web servers, which are used to publish information on the Internet, and firewalls, which are network security systems, and is used for accelerating the delivery of content to ISP and enterprise users.

     3000 Series--The CacheFlow 3000 Series is comprised of high-performance Internet caching appliances designed specifically to support ISPs and enterprises with Internet connections from 10 to 45 million bits per second or the equivalent speed of a T-3 connection. Our 3000 Series is expandable, providing our customers with the ability to add capacity to the appliance as their needs grow.

     5000 Series--The CacheFlow 5000 Series is comprised of high-performance Internet caching appliances designed for high scalability and reliability. The CacheFlow 5000 is highly scalable, designed to support traffic loads ranging from 45 million bits per second or the equivalent speed of a T-3 connection, to more than 155 million bits per second, the equivalent speed of an OC-3 connection. Our 5000 Series can contain up to three separate AC or DC power supplies to allow uninterrupted operation and is expandable, providing our customers with the ability to add capacity to the appliances as their needs grow.

The CacheFlow Strategy

   Our objective is to be a leading provider of Internet acceleration and content management solutions by delivering high-performance, innovative Internet caching appliances. Key elements of our strategy include the following:

     Apply our Content Management Focus to Targeted Market Segments. Since our inception, we have focused exclusively on developing Internet caching appliances. We believe this exclusive focus helps us to rapidly identify and target attractive market opportunities. We are directing our product development, marketing and sales activities at specific market segments that we believe represent attractive opportunities based on a demonstrated need for caching, the opportunity to sell to numerous customers and the level of existing competition. We are focused on three market segments: service providers, enterprise proxy server replacement, and e-commerce/distributed content services. We intend to use our customer relationships in these market segments to further penetrate these segments as well as other related markets.

     Enhance Capabilities of our Appliances. We intend to use our technological expertise to meet the needs of the evolving Internet acceleration and content management market. We plan to continue to develop both the software and hardware elements of our solution to gain and maintain a competitive advantage and expand the market for our products. Our additional efforts to enhance the capabilities of our appliances include adding more functionality to control the flow of content, customizing hardware and software to enhance performance and developing enhancements to improve ease of deployment.

     Broaden Distribution Channels. We intend to extend our distribution channels to meet the anticipated growth in demand for Internet caching appliances. We plan to continue to expand both our direct and indirect sales channels in order to continue to extend our marketing reach and increase our volume distribution. In particular, we plan to enter into relationships with additional resellers, systems integrators and original equipment manufacturers to increase penetration of the enterprise and ISP markets.

     Build the CacheFlow Brand. We intend to establish CacheFlow as the premier brand in the Internet acceleration and content management market. We believe that brand awareness is important to increase market acceptance of Internet caching appliances generally and to identify us as a leading provider of Internet caching appliance solutions. We intend to continue to educate customers, resellers, systems integrators and original equipment manufacturers about the value of implementing caching appliances. We believe a thorough process of explanation and education of our products will help to promote brand recognition and to further an overall acceptance and understanding of caching appliances. To this end, we intend to increase our investments in a broad range of marketing and educational programs.

Strategic Relationships

   We believe that our business benefits greatly from working closely with other leading communications infrastructure suppliers. By collaborating with others, we are able to design products that interoperate more effectively with other network devices, add features and functionality to our products and expand our distribution channels, enabling us to access additional customers and markets. We have recently established strategic relationships with several companies, including:

 Alcatel

   Alcatel is a leading global manufacturer of communications infrastructure for telecommunications and data networks. We entered into an OEM agreement with Alcatel that enables Alcatel to resell our Internet caching appliances. Alcatel has a strong international presence and large customer base, including international providers of broadband communications services and regional bell operating companies (RBOCs) in the United States.

 Akamai

   Akamai provides a content delivery service that improves Web site speed and reliability. We entered into a strategic alliance with Akamai. The alliance includes an initiative to integrate caching and content delivery technologies to accelerate and optimize Web performance. The product is designed to automate the process of distributing information to caching servers, significantly decreasing the time required for customers to implement Akamai's services. The combined solution will help E-commerce and content sites better service online customers through enhanced performance, scalability and reliability. In addition to the technology integration, we obtained the right to resell Akamai's Freeflow caching services and Akamai obtained the right to sell our caching appliances.

 Computer Sciences Corporation

   Computer Sciences Corporation , or CSC, is one of the world's leading consulting and IT services firms. We entered into a global reseller agreement with CSC that enables CSC to integrate CacheFlow appliances into solutions offered by its Global Infrastructure Services Group.

 Electronic Data Systems

   EDS is a global leader in providing e-business and information technology services. We entered into a global reseller agreement with EDS. The agreement enables EDS to integrate CacheFlow Internet caching appliances with other technologies to deliver complete solutions to enterprise, e-commerce and government customers.

   Hewlett-Packard

     Hewlett-Packard is a global provider of computing and imaging solutions and services. We entered into a joint product development and reseller partnership with Hewlett-Packard. The alliance also includes a global reseller agreement.

   WestCon

     WestCon is a global channel provider of networking technology products. We entered into a distribution agreement with WestCon. They will serve as CacheFlow's primary distribution arm within North America.

Sales and Marketing

     We utilize a combination of our direct sales force, resellers, systems integrators and original equipment manufacturers as appropriate for each of our target markets. We support our distribution channels with systems engineers and customer support personnel that provide technical service and support to our customers. We have entered into agreements with resellers and network equipment providers such as Akamai, Alcatel, CSC, EDS, Hewlett Packard, Lucent Technologies, Nissho Electronics, Sumitronics and WestCon. We intend to pursue relationships with additional resellers and original equipment manufacturers to implement our distribution strategy and to expand our customer base. We have also been expanding our sales force rapidly, and plan to continue to do so in the future.

     Our marketing efforts focus on increasing the market awareness of our products and technology and promoting the CacheFlow brand. Our strategy is to create this awareness by distinguishing our products based on their high level of performance. We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential customers within our target market segments about the capabilities and benefits of our products. Our marketing efforts include participation in industry tradeshows, preparation of competitive analyses, sales training, maintenance of our web site, advertising and public relations.

Research and Development

     Following our inception in March 1996, we developed the first version of CacheOS, which was specifically designed as the operating platform for our Internet caching appliances. Our research and development efforts are focused on developing technological improvements to and new versions of our Internet caching appliances. Research and development expenses were $9.6 million, $4.0 million, and $2.4 million for the fiscal years ended April 30, 2000, 1999, and 1998, respectively.

     Our research and development team consists of engineers with extensive backgrounds in operating systems, algorithms, computer science and network engineering. We believe that the experience and capabilities of our research and development professionals represents a competitive advantage for CacheFlow. In June 2000, the Company acquired SpringBank Networks, adding additional engineers to our staff as well as complimentary technology. We have worked closely with several of our customers in developing and enhancing our products. Our current research and development efforts are primarily focused on three strategic initiatives:

     .    developing Internet caching appliances to address price/performance points for which we do not currently offer products;

     .    improving the performance of our Internet caching appliances, including data throughput and response time; and

     .    adding new features and strengthening the existing features of our
     Internet caching appliances to give them enhanced capabilities.

     We expect that most of the enhancements to our existing and future products will be accomplished by a combination of internal development and acquisition. However, we currently license some technologies and will continue to evaluate externally developed solutions for integration into our products.

Manufacturing

     We currently outsource the manufacturing of all of the subassemblies and components of our Internet caching appliances, including printed circuit boards, custom power supplies, chassis, cables and subassemblies, to third parties, and

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we perform final assembly and testing in-house. This approach allows us to reduce investment in manufacturing capital and to take advantage of the expertise of our vendors. Our internal manufacturing operations consist primarily of prototype development, materials planning and procurement, final assembly, testing and quality control. We plan to subcontract final assembly to third parties in the future. Our standard parts and components are generally available from more than one vendor. We typically obtain these components through purchase orders and currently do not have contractual relationships or guaranteed supply arrangements with these suppliers. If one of these vendors ceased to provide us with necessary parts and components, we would likely encounter delays in product production as we make the transition to another vendor. We recently hired a Senior Vice President of Manufacturing to implement new manufacturing strategies and optimize product quality and cost.

Competition

     The market for Internet caching solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. We may not be able to compete successfully against current or future competitors and we cannot be certain that competitive pressures we face will not seriously harm our business. Our competitors vary in size and in the scope and breadth of the products and services they offer. We primarily encounter competition from a variety of companies, including Cisco Systems, Inktomi, Network Appliance, Novell, and various others using publicly available, free software. In addition, because there are relatively low barriers to entry in the Internet caching market, we expect additional competition from other established and emerging companies as the market for Internet caching continues to develop and expand.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the market acceptance of their products. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, more quickly develop new products or enhance existing products and services, or bundle Internet caching appliances in a manner that we cannot provide. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Intellectual Property and Other Proprietary Rights

     We depend significantly on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws and patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property.

     We presently have several pending United States patent applications and several pending patent applications in foreign patent offices. Although we have not been issued any patents to date, one patent application pending before the

United States Patent Office has been allowed and is expected to issue as a United States patent.

     We cannot assure you that any U.S. or international patent will be issued from these applications. Even if patents are issued, we cannot assure you that we will be able to detect any infringement or, if infringement is detected, that patents issued will be enforceable or that any damages awarded to us will be sufficient to adequately compensate us.

     There can be no assurance or guarantee that any products, services or technologies that we are presently developing, or will develop in the future, will result in intellectual property that is protectable under law, whether in the United States or a foreign jurisdiction, that this intellectual property will produce competitive advantage for us or that the intellectual property of competitors will not restrict our freedom to operate, or put us at a competitive disadvantage.

     We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in CacheOS to perform key functions. For example, we license subscription filtering technology from Secure Computing. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software or will be required to drop this functionality from our software until equivalent technology can be identified, licensed or developed, and integrated into our current product. Any of these delays could seriously harm our business.

     There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that companies in the Internet and networking industries will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

Employees

     As of April 30, 2000, we had a total of 306 employees, including 68 in research and development, 173 in sales, marketing and customer support, 26 in manufacturing and 39 in general and administrative. Of these employees, 246 were located in North America with 60 located internationally. None of our employees is represented by collective bargaining agreements, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

     Our future operating results depend significantly upon the continued service of our key technical, sales and senior management personnel, many of whom are not bound by an employment agreement. Competition for these personnel is intense, and we may not be able to retain them in the future. Our future success also depends upon our continuing ability to attract and retain highly qualified individuals. We may experience difficulties managing our expected growth and performance if we are unable to attract and retain qualified personnel.

                                 RISK FACTORS

Risks Related to Our Business

We only began selling our products in May 1998 and, as a result, you may have difficulty evaluating our business and operating results.

We were founded in March 1996 and did not sell any products or services until May 1998. The market for our products is unproven. Our limited operating history makes an evaluation of our future prospects very difficult. We expect to encounter risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Many of these risks are described in more detail in this "Factors Affecting Future Operating Results" section. Our business will be seriously harmed if we do not successfully execute our business strategy or if we do not successfully address the risks we face.

We have a history of losses, expect to incur future losses and may never achieve profitability, which could result in the decline of the market price of our common stock.

We incurred net losses of $25.3 million and $6.6 million for the three months ended July 31, 2000 and 1999. As of July 31, 2000, we had an accumulated deficit of $108.1 million. We have not had a profitable quarter since our inception and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity securities and through bank loans and equipment leases.

We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues if we are to achieve profitability. We may never achieve profitability. We expect to incur substantial non-cash costs relating to the amortization of deferred compensation and goodwill, which will contribute to our net losses. As of July 31, 2000, we had an aggregate of $36.2 million of deferred compensation and $167.2 million of goodwill to be amortized. The Company may record additional compensation expense in the future if management decides to grant below-market stock options in order to attract and retain employees in a highly competitive labor market or make acquisitions that result in the recording of deferred stock compensation.

Because we expect our sales to fluctuate and our costs are relatively fixed in the short term, our ability to forecast our quarterly operating results is limited, and if our quarterly operating results are below the expectations of analysts or investors, the market price of our common stock may decline.

Our net sales and operating results are likely to vary significantly from quarter to quarter. We believe that quarter-to-quarter comparisons of our operating results should not be relied upon as indicators of future performance. It is likely that in some future quarter or quarters, our operating results will be below the expectations of public market analysts or investors. When this occurs, the price of our common stock could decrease significantly. A number of factors are likely to cause variations in our net sales and operating results, including factors described in this "Factors Affecting Future Operating Results" section.

We cannot reliably forecast our future quarterly sales for several reasons, including:

     . we have a limited operating history, and the market in which we compete is relatively new and rapidly evolving;

     . we expect that, for the foreseeable future, most of our sales will come from a small number of customers, so delays or cancellations of orders by a few customers can significantly impact net sales within a quarter; and

     .    our sales cycle varies substantially from customer to customer.

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
                                CACHEFLOW INC.


A high percentage of our expenses, including those related to research and development, sales and marketing, general and administrative functions and amortization of deferred compensation and goodwill, are essentially fixed in the short term. As a result, if our net sales are less than forecasted, our quarterly operating results are likely to be seriously harmed.

We expect increased competition and, if we do not compete effectively, we could experience a loss in our market share and sales.

The market for Internet caching solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. We may not be able to compete successfully against current or future competitors and we cannot be certain that competitive pressures we face will not seriously harm our business. Our competitors vary in size and in the scope and breadth of the products and services they offer. We primarily encounter competition from a variety of companies, including Cisco Systems, Inktomi, Network Appliance, Novell, Dell and various others using publicly available, free software. In addition, because there are relatively low barriers to entry in the Internet caching market, we expect additional competition from other established and emerging companies as the market for Internet caching continues to develop and expand.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the market acceptance of their products. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, more quickly develop new products or enhance existing products and services, or bundle Internet caching appliances in a manner that we cannot provide. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Our variable sales cycle makes it difficult to predict the timing of a sale or whether a sale will be made, which makes our quarterly operating results less predictable.

Because customers have differing views on the strategic importance of implementing Internet caching appliances, the time required to educate customers and sell our products can vary widely. As a result, the evaluation, testing, implementation and acceptance procedures undertaken by customers can vary, resulting in a variable sales cycle, which typically ranges from two to nine months. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management efforts. Sales cycles for our products that are sold to enterprises have traditionally been longer than sales cycles for our products that are sold to Internet service providers, or ISPs. We expect that sales to enterprises will increase as a percentage of our total sales over time, and, accordingly, we expect that the average sales cycle for our products will increase. In addition, purchases of our products are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for whom our products represent a very small percentage of their overall purchase activity. Large customers typically require approvals at a number of management levels within their organizations, and, therefore, frequently have longer sales cycles.

                                CACHEFLOW INC.

We are entirely dependent on market acceptance of our Internet caching appliance product family and, as a result, a decline in sales or lack of market acceptance of these products could cause our sales to fall.

To date, our Internet caching appliance product family and related services have accounted for all of our net sales. We anticipate that revenues from our current product family and services will continue to constitute substantially all of our net sales for the foreseeable future. As a result, a decline in the prices of, or demand for, our current product family and services, or their failure to achieve broad market acceptance, would seriously harm our business. The CacheFlow 100 Series, 500 Series, 3000 Series and 5000 Series products are the only products that we currently sell. Our CacheFlow 1000 Series and 2000 Series products, which have historically accounted for a substantial portion of our net sales, have been discontinued and replaced by our recently introduced CacheFlow 3000 Series products. We introduced our 3000 Series product in September 1999 and our 5000 Series product in June 1999. We cannot be certain that our CacheFlow 3000 Series or 5000 Series products will continue to achieve any significant degree of market acceptance.

If we are unable to introduce new products and services that achieve market acceptance quickly, we could lose existing and potential customers and our sales would decrease.

We need to develop and introduce new products and enhancements to existing products on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We intend to extend the offerings under our product family in the future, both by introducing new products and by introducing enhancements to our existing products. However, we may experience difficulties in doing so, and our inability to timely and cost-effectively introduce new products and product enhancements, or the failure of these new products or enhancements to achieve market acceptance, could seriously harm our business. Life cycles of our products are difficult to predict, because the market for our products is new and evolving and characterized by rapid technological change, frequent enhancements to existing products and new product introductions, changing customer needs and evolving industry standards. The introduction of competing products that employ new technologies and emerging industry standards could render our products and services obsolete and unmarketable or shorten the life cycles of our products and services. The emergence of new industry standards might require us to redesign our products. If our products are not in compliance with industry standards that become widespread, our customers and potential customers may not purchase our products.

Because we depend on several third-party manufacturers to build portions of our products, we are susceptible to manufacturing delays and sudden price increases, which could prevent us from shipping customer orders on time, if at all, and may result in the loss of sales and customers.

We rely on several third-party manufacturers to build portions of our products. If we are unable to manage our relationships with these manufacturers effectively or if these manufacturers fail to meet our future requirements for timely delivery, our business would be seriously harmed. We have no written agreement with any of these manufacturers and they fulfill our supply requirements on the basis of individual purchase orders from us. Accordingly, these manufacturers are not obligated to continue to fulfill our supply requirements, and the prices we are charged for these components could be increased on short notice. Any interruption in the operations of any one of these manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers, which could cause the loss of existing or potential customers and would seriously harm our business. In addition, the products that these manufacturers build for us may not be sufficient in quality or in quantity to meet our needs. Our delivery requirements could exceed the capacity of these manufacturers, which would likely result in manufacturing delays, which could result in lost sales and the loss of existing and potential customers. We cannot be certain that these manufacturers or any other manufacturer will be able to meet the technological or delivery requirements of our current products or any future products that we may develop and introduce. The inability of these manufacturers or any other of our contract manufacturers in the future to provide us with adequate supplies of high-quality products, or the loss of any of our contract manufacturers in the future, would cause a delay in our ability to fulfill customer orders

                                CACHEFLOW INC.

while we attempt to obtain a replacement manufacturer. Delays associated with our attempting to replace or our inability to replace one of our manufacturers would seriously harm our business.

We may experience production delays, quality control problems and assembly capacity constraints in assembling our products, which could result in a decline of sales.

We currently conduct most of the final assembly and all of the testing of our products at our headquarters in Sunnyvale, California. We have transitioned final assembly for some of our products to third parties and we may transition additional final assembly in the future. If we were unable to identify a third-party final assembler, we would be required to make additional capital investments in new or existing assembly facilities. To the extent any capital investments are required, our gross margins and, as a result, our business could be seriously harmed. We may experience production interruptions or quality control problems in connection with any transition of final assembly, either of which would seriously harm our business. Either any third-party assembler or we may experience substantial assembly capacity constraints. In the event of any capacity constraints we may be unable to accept certain orders from, and deliver products in a timely manner to, our customers. This could result in the loss of existing or potential customers and would seriously harm our business.

Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our customers and may result in the loss of sales and customers.

We currently purchase several key parts and components used in the manufacture of our Internet caching appliances from limited sources of supply. For example, we purchase custom power supplies and Intel hardware for use in all of our Internet caching appliances. The introduction by Intel or others of new versions of their hardware, particularly if not anticipated by us, could require us to expend significant resources to incorporate this new hardware into our products. In addition, if Intel or others were to discontinue production of a necessary part or component, we would be required to expend significant resources in locating and integrating replacement parts or components from another vendor. Qualifying additional suppliers for limited source components can be time-consuming and expensive. Any of these events would be disruptive to us and could seriously harm our business. Further, financial or other difficulties faced by these suppliers or unanticipated demand for these parts or components could limit the availability of these parts or components. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would seriously harm our ability to meet our scheduled product deliveries to our customers.

Our use of rolling forecasts could lead to excess or inadequate inventory, which could seriously harm our business.

We use rolling forecasts based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match our forecasts, we may have excess or inadequate inventory of some materials and components, which would increase our costs or prevent or delay product shipments and could seriously harm our business.

We are dependent upon key personnel and we must attract, assimilate and retain other highly qualified personnel in the future or our ability to execute our business strategy or generate sales could be harmed.

Our business could be seriously disrupted if we do not maintain the continued service of our senior management, research and development and sales personnel. All of our employees are employed on an "at-will" basis. Our ability to conduct our business also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. New hires frequently require extensive training before they achieve desired levels of productivity, so a high employee turnover rate could seriously impair our ability to operate and manage our

                                CACHEFLOW INC.

business. We are particularly dependent on hiring additional personnel to increase our direct sales and research and development organizations. Competition for personnel is intense, especially in the San Francisco Bay Area, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. If so, our business would be seriously harmed.

Our management team is new, and our business could be seriously harmed if integration of our management team into our company is not successful.

We have recently experienced significant transition in our management team. Brian NeSmith, our President and Chief Executive Officer, joined us in March 1999. Additionally, many members of our senior management team have joined the company within the past 12 months. Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company and it is too early to predict whether these changes will be successful.

In order to manage our growth and expansion, we will need to improve and implement new systems, procedures and controls, which could be time-consuming and costly.

We have expanded our operations rapidly since the inception of our company and we currently intend to continue this expansion. This expansion of our operations has placed and is expected to continue to place a significant strain upon our management systems and financial and operational resources. If we are unable to effectively manage future growth and expansion, our business will be seriously harmed. We currently have research and development facilities in Sunnyvale, California; Redmond, Washington and Waterloo, Ontario, Canada. The coordination and management of these product development organizations that are located at different sites requires significant management attention and coordination, particularly from our managerial and engineering organizations. If we are unable to coordinate and manage these separate development organizations, our business will be seriously harmed.

Our ability to compete effectively and to manage future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force. The number of our employees increased from 40 at April 30, 1998 to 369 at July 31, 2000, and we plan to further increase our headcount. We recently implemented a new enterprise resource planning software system that replaced substantially all of our business and manufacturing systems. While we have not had significant problems to date, we may encounter difficulties in transitioning to the new enterprise resource planning software system. Even after we implement this system, our personnel, systems, procedures and controls may be inadequate to support our future operations.

If we fail to expand our direct and indirect sales channels, our sales will not grow.

We need to substantially expand our direct sales operations, both domestically and internationally, in order to increase market awareness and sales of our products and services. Our products and services require a sophisticated sales effort targeted at senior management of our customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. New hires will require extensive training and typically take several months to achieve productivity. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. If we fail to increase our direct sales capabilities as we have planned, our business will be seriously harmed.

We also need to expand our indirect sales channels, and if we fail to do so our ability to market and sell our products could be seriously harmed. We depend on our indirect sales channels, which include resellers, systems integrators and original equipment manufacturers, for a significant percentage of our net sales. For example, for the quarter ended July 31, 2000, approximately 45% of our net sales resulted from sales through indirect channels. Our agreements with our indirect channel partners are generally not exclusive and in many cases may be terminated by either party without cause. Many of these indirect channel partners do not have minimum purchase or resale requirements and carry products that are competitive with our products. These resellers may not give a high priority to the marketing of our products or may not

                                CACHEFLOW INC.

continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not retain any of our current indirect channel partners or successfully recruit new indirect channel partners. Events or occurrences of this nature could seriously harm our business.

If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers or attract new customers, and our sales may decline.

We currently have a small customer service and support organization and will need to increase our capabilities to support new customers and the expanding needs of our existing customers. If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers or attract new customers.

We may not be able to enter into new international markets or generate a significant level of sales from the international markets in which we currently operate.

For the quarter ended July 31, 2000, sales to customers outside of the United States and Canada accounted for approximately 47% of our net sales. We expect international customers to continue to account for a significant percentage of net sales in the future, but we may fail to maintain or increase international market demand for our products. Also, because our international sales are currently denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in international markets, and this would decrease our international sales. Our ability to expand international sales depends on our ability to expand our international operations, including establishing manufacturing assembly capabilities overseas, hire international personnel and recruit additional international resellers. To the extent we are unable to do so in a timely manner, our growth, if any, in international sales will be limited and our business could be seriously harmed. In addition, if we fail to expand and improve our worldwide operating systems, our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information will be adversely affected, seriously harming our business.

Undetected software or hardware errors could cause us to incur significant warranty and repair costs and negatively impact the market acceptance of our products.

Our products may contain undetected software or hardware errors. These errors may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely seriously harm our business. All of our products operate on our internally developed CacheOS operating system. As a result, any error in CacheOS will affect all of our products. We have experienced minor errors in the past in connection with new products. We expect that errors will be found from time to time in new or enhanced products after commencement of commercial shipments.

We could be subject to product liability claims, which are time-consuming and costly to defend.

Our customers install our Internet caching appliances directly into their network infrastructures. Any errors, defects or other performance problems with our Internet caching appliance products could negatively impact our customers' internal networks, resulting in financial or other damages to our customers. Our customers may then seek damages from us for their losses. If a claim were brought against us, we may not have sufficient protection from statutory limitations, or license or contract terms with our customers and any unfavorable judicial decisions could seriously harm our business. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time-consuming and costly. A product liability claim could seriously harm our business reputation.

                                CACHEFLOW INC.

Risks Associated with Potential Acquisitions

We consummated a merger with SpringBank Networks in June 2000. If we fail to develop and integrate SpringBank Networks' technology into our products and services, our quarterly and annual operating results may be adversely affected. Other risks we may face with respect to our merger with SpringBank Networks include the potential disruption of our ongoing business and distraction of management; the difficulty of assimilating SpringBank Networks' personnel; and the maintenance of uniform standards, corporate cultures, controls, procedures and policies. Our inability to address any of these risks successfully could harm our business.

We may make acquisitions in the future. Acquisitions of companies, products or technologies entail numerous risks, including an inability to successfully assimilate acquired operations and products, diversion of management's attention, loss of key employees of acquired companies and substantial transaction costs. Some of the products acquired may require significant additional development before they can be marketed and may not generate revenue at levels anticipated by us. Moreover, future acquisitions by us may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in significant amortization expense. Any of these problems or factors could seriously harm our business.

If the protection of our proprietary technology is inadequate, our competitors may gain access to our technology, and our market share could decline.

We depend significantly on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws and patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult.

In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property.

We presently have several pending United States patent applications and several pending patent applications in foreign patent offices. Although we have not been issued any patents to date, one patent application pending before the United States Patent Office has been allowed and is expected to issue as a United States patent.

We cannot assure you that any U.S. or international patent will be issued from these applications. Even if patents are issued, we cannot assure you that we will be able to detect any infringement or, if infringement is detected, that patents issued will be enforceable or that any damages awarded to us will be sufficient to adequately compensate us.

There can be no assurance or guarantee that any products, services or technologies that we are presently developing, or will develop in the future, will result in intellectual property that is protectable under law, whether in the United States or a foreign jurisdiction, that this intellectual property will produce competitive advantage for us or that the intellectual property of competitors will not restrict our freedom to operate, or put us at a competitive disadvantage.

We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in CacheOS to perform key functions. For example, we license subscription filtering technology from Secure Computing. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software or will be required to drop this functionality from our software until equivalent technology can be identified, licensed

                                CACHEFLOW INC.

or developed, and integrated into our current product. Any of these delays could seriously harm our business.

There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that companies in the Internet and networking industries will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

If we are unable to raise additional capital, our ability to effectively manage our growth or enhance our products could be harmed.

At July 31, 2000, we had approximately $84.3 million in cash and cash equivalents and $27.3 million in short-term investments. We believe that these amounts will enable us to meet our capital requirements for at least the next twelve months. However, if cash is used for acquisitions or other unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of indirect channels and associated support personnel will require a significant commitment of resources. In addition, if the market for Internet caching appliances develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of sales, we could be required to raise substantial additional capital. We cannot be certain that additional capital will be available to us on favorable terms, or at all. If we were unable to raise additional capital when we require it, our business would be seriously harmed.

Risks Related to the Internet Caching Appliance Industry

The market for Internet caching appliances is new and unpredictable, and if this market does not develop as we anticipate, our sales may not grow.

Sales of our products depend on increased demand for Internet caching appliances. The market for Internet caching appliances is a new and rapidly evolving market. If the market for Internet caching appliances fails to grow as we anticipate, or grows more slowly than we anticipate, our business will be seriously harmed. Because this market is new, we cannot predict its potential size or future growth rate. Our ability to generate net sales in this emerging market will depend on, among other things, our ability to:

     . educate potential end users and indirect channel partners about the benefits of Internet caching appliances;

     .     continue to develop our direct sales channel; and

     . establish and maintain relationships with leading indirect channel partners.

The legal environment in which we operate is uncertain and claims against us could cause our business to suffer.

Our Internet caching appliances operate in part by storing material available on the Internet and making this material available to end users from our appliance. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with customers, for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. It is also possible that if any information provided through any of our products contains errors, third parties could make claims against us for losses

                                CACHEFLOW INC.

incurred in reliance on this information. Our insurance may not cover potential claims of this type or be adequate to protect us from all liability that may be imposed.

The adoption of laws that impose taxes on Internet commerce could adversely affect our business.

Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. Many of our customers are engaged in Internet commerce, and any taxes imposed on them may adversely impact their businesses and may result in order cancellations or postponements of product purchases by them, which would seriously harm our business. Laws regarding the Internet remain largely unsettled and the adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could seriously harm our business.

Because the sales of our products are dependent on the increased use and widespread adoption of the Internet, if use of the Internet does not develop as we anticipate, our sales may not grow.

Sales of our products depend on the increased use and widespread adoption of the Internet. Our business would be seriously harmed if the use of the Internet does not increase as anticipated or if our ISP customers' Internet-related services are not well received by the marketplace. The acceptance and use of the Internet in international markets, where we derive a large portion of our net sales, are in earlier stages of development than in the United States. If the Internet fails to gain sufficient acceptance in international markets, our business could be seriously harmed. The resolution of various issues concerning the Internet will likely affect the use and adoption of the Internet. These issues include security, reliability, capacity, congestion, cost, ease of access and quality of service. For example, recently certain popular websites experienced denial-of-service attacks, which called into question the ability of these and other websites to ensure the security and reliability of their on-line businesses. Even if these issues are resolved, if the market for Internet-related products and services fails to develop, or develops at a slower pace than anticipated, our business would be seriously harmed.

Governmental regulation of the communications industry may negatively affect our customers and result in decreased demand for our products, which would cause a decline in our sales.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products that our customers sell. Future regulations set forth by the FCC or other regulatory bodies may adversely affect Internet-related industries. Regulation of our customers may seriously harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into some markets. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would seriously harm our business.

Risks Related to Securities Markets

Our stock price is volatile and, as a result, you may have difficulty evaluating the value of our stock, and the market price of our stock may decline.

Since our initial public offering in November 1999, the market price of our common stock has fluctuated significantly. The market price of the common stock may fluctuate significantly in response to the following factors:

     .     variations in our quarterly operating results;

     . changes in financial estimates or investment recommendations by securities analysts;

     . changes in market valuations of Internet-related and networking companies;

                                CACHEFLOW INC.

     . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     .     loss of a major customer;

     .     additions or departures of key personnel; and

     .     fluctuations in stock market prices and volumes.

Our stock price volatility may make us susceptible to class action litigation, which is time-consuming and costly to defend.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of the company's securities. We may in the future be the target of similar litigation. If we become engaged in securities class action litigation, our management's attention and resources may be diverted and we may incur substantial costs, resulting in serious harm to our business.

                            REGISTERED STOCKHOLDER

     The Reoffer Prospectus relates to shares of Common Stock which have been acquired by certain shareholders and donees who received shares from key employees (the "Registered Stockholders"). The Registered Stockholders acquired shares of Common Stock to be offered hereunder pursuant to the exercise of options granted under the SpringBank Networks, Inc. 2000 Stock Incentive Plan or pursuant to restricted stock purchase agreements entered into on January 2, 2000.

          The following table sets forth certain information with respect to the Registered Stockholders as of June 30, 2000:

                                                                                           Number of           Number of
                                                                   Number of              Shares to be          Shares
     Registered               Stockholder's Position with         Shares Owned              Offered           Owned After
     Stockholder                        Company                  Before Offering             Hereby            Offering*
----------------------------  ----------------------------       ---------------          ------------        -----------
Certain unnamed Individuals                                       2,507,700                 1,580,429           927,271
(1)


___________________________________________________________________________________________________________________________

* Assumes sale of all of the shares offered; however, the Registered Stockholders may or may not sell all or any of the offered shares.


                             PLAN OF DISTRIBUTION

          The shares of Common Stock covered by this Reoffer Prospectus are being registered by the Company for the account of the Registered Stockholders.

          The Registered Stockholders may sell the shares in one or more transactions (which may involve one or more block transactions) on the Nasdaq National Market, in sales occurring in the public market off such system, in privately negotiated transactions or in a combination of such transactions. Each such sale may be made either at market prices prevailing at the time of such sale or at negotiated prices. The Registered Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act as agent or acquire the shares as principal. Any broker-dealer participating in such transactions as agent may receive commissions from the Registered Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). The Registered Stockholders will pay usual and customary brokerage fees. Broker-dealers may agree with the Registered Stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such a broker-dealer is unable to do so acting as agent for the Registered Stockholders, to purchase as principals any unsold shares at the price required to fulfill the respective broker-dealer's commitment to the Registered Stockholders. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions.

          To the knowledge of the Company, there is currently no agreement with any broker or dealer respecting the sale of the shares offered hereby. Upon the sale of any such shares, the Registered Stockholders or anyone effecting sales on behalf of the Registered Stockholders may be deemed an underwriter, as that term is defined under the Securities Act of 1933, as amended. The Company will pay all expenses of preparing and reproducing this Reoffer Prospectus, but will not receive the proceeds from sales by the Registered Stockholders. Sales will be made at prices prevailing at the time of such sales.

          The Company is bearing all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the Registered Stockholders or other party selling such shares. In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption form registration or qualification is available and is obtained.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the offering hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Registered Stockholders will be borne by such Registered Stockholders.

                      DOCUMENTS INCORPORATED BY REFERENCE

     Cacheflow Inc. (the "Company") hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the "SEC"):

     (a) The Registrant's Annual Report on Form 10-K filed with the SEC for the fiscal year ended April 30, 2000; and

     (b) The description of the Registrant's outstanding Common Stock contained in the Registrant's Registration Statement No. 000-28139 on Form 8-A12G filed with the SEC on November 16, 1999, pursuant to Section 12 of the 1934 Act, including any amendment or report filed for the purpose of updating such description.

     All reports and definitive proxy or information statements filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

                                INDEMNIFICATION

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the 1933 Act. The Registrant's Bylaws provide for mandatory indemnification of its directors and permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its directors. The Indemnification Agreements provide the Registrant's directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

                                    PART II


              Information Required in the Registration Statement

Item 4.   Incorporation of Documents by Reference
          ---------------------------------------

          CacheFlow Inc. (the "Registrant") hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the "SEC"):

          (a) The Registrant's Annual Report on Form 10-K filed with the SEC for the fiscal year ended April 30, 2000; and

          (b) The description of the Registrant's outstanding Common Stock contained in the Registrant's Registration Statement No. 000-28139 on Form 8-A12G filed with the SEC on November 16, 1999, pursuant to Section 12 of the 1934 Act, including any amendment or report filed for the purpose of updating such description.

          All reports and definitive proxy or information statements filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 5.   Description of Securities
          -------------------------

          Not Applicable.

Item 6.   Interests of Named Experts and Counsel
          --------------------------------------

          Not Applicable.

Item 7.   Indemnification of Directors and Officers
          -----------------------------------------

          Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the 1933 Act. The Registrant's Bylaws provide for mandatory indemnification of its directors and permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its directors. The Indemnification Agreements provide the Registrant's directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

Item 8.   Exemption from Registration Claimed
          -----------------------------------

          The sale and issuance of securities to the registered stockholders by CacheFlow Inc. to whom the shares offered for resale pursuant to this Registration Statement were sold were in each case deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) thereof.

Item 9.   Exhibits
          --------

Exhibit Number   Exhibit
--------------   -------

   4 Instrument Defining Rights of Stockholders. Reference is made to Registrant's Registration Statement No. 000-28139 on Form 8-A12G, which is incorporated herein by reference pursuant to
                 Item 3(d) of this Registration Statement.
   5 Opinion and consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
  23.1           Consent of Ernst & Young LLP, Independent Auditors.
  23.2 Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is contained in Exhibit 5.
  24            Power of Attorney. Reference is made to page II-3 of this
                 Registration Statement.
  99.1 Form of Written Compensatory Agreement (Founder's Stock Purchase Agreement).
  99.2           Form of Written Compensatory Agreement (Stock Option
                 Agreement).

Item 10.  Undertakings
          ------------

          A. The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) shall
                        --------
not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement; (2) that for the purpose of determining any liability under the 1933 Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the SpringBank Networks, Inc. 2000 Stock Incentive Plan and the Written Compensatory Agreements.

          B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          C. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6 or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on this 7th day of September, 2000.

                                   CACHEFLOW INC.


                                   By: /s/ Brian M. NeSmith
                                      -----------------------------------------
                                      Brian M. NeSmith
                                      Chief Executive Officer, President, and
                                      Director


                             POWER OF ATTORNEY
                             -----------------

KNOW ALL PERSONS BY THESE PRESENTS:

          That the undersigned officers and directors of Cacheflow Inc., a Delaware corporation, do hereby constitute and appoint Brian M. NeSmith and Michael A. Johnson, and either of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

          IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                         Title                                                    Date
---------                                         -----                                                    ----
 /s/ Brian M. NeSmith
------------------------------------------        Chief Executive Officer, President, and Director          September 7, 2000
            Brian M. NeSmith                      (Principal Executive Officer)

 /s/ Michael A. Johnson
------------------------------------------        Chief Financial Officer, Vice President, and Secretary    September 7, 2000
           Michael A. Johnson                     (Principal Financial and Accounting Officer)

Signature                 Title                          Date
---------                 -----                          ----


_______________________   Director
   Marc Andreessen


/s/ David W. Hanna        Director                    September 7, 2000
-----------------------
   David W. Hanna


                          Director
-----------------------
   Michael A. Malcolm


/s/ Stuart G. Phillips    Director                    September 7, 2000
-----------------------
   Stuart G. Phillips


/s/ Andrew Rachleff       Director                    September 7, 2000
-----------------------
   Andrew Rachleff

                                 EXHIBIT INDEX


   Exhibit Number                            Exhibit
   --------------                            -------
         4 Instrument Defining Rights of Stockholders. Reference is made to CacheFlow Inc.'s Registration Statement No. 0-28139 on Form 8-A, which is incorporated herein by reference under Item 3(b) of this Registration Statement.
         5 Opinion and consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP.
       23.1           Consent of Ernst & Young LLP, Independent Auditors.
       23.2           Consent of Gunderson Dettmer Stough Villeneuve Franklin &
                      Hachigian LLP is contained in Exhibit 5.
       24             Power of Attorney. Reference is made to page II-3 of this
                      Registration Statement.
       99.1 Form of Written Compensatory Agreement (Founder's Stock Purchase Agreement).
       99.2           Form of Written Compensatory Agreement (Stock Option
                      Agreement).